UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Nova Minerals Limited (the “Company”) dated January 16, 2026, titled “Change in Remuneration – Chief Executive Officer - ASX Listing Rule 3.16.4,” originally filed with the Australian Securities Exchange as required by the laws of Australia, which discloses that CEO Christopher Gerteisen’s base salary is increased to $US360,000 from $US252,000 effective January 1, 2026.

This report on Form 6-K (including the exhibit attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Change in Remuneration – Chief Executive Officer - ASX Listing Rule 3.16.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: January 16, 2026	By:	/s/ Ian Pamensky
	Name:	Ian Pamensky
	Title:	Company Secretary

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